

03 SEP -2 7:21

São Paulo, August 28 2003



03029700

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

SUPPL

Gentleman:

On behalf of Globex Utilidades S.A., we are enclosing a free translation of the company's second quarter 2003 earnings release.

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Doris Pompeu Brasil
Thomson Financial Investor Relations
Consultant

Encl.

cc: *Glorinete Laurentino*
The Bank of New York

9/3


PONTO FRIO

São Paulo, August 28 2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

Gentleman:

On behalf of Globex Utilidades S.A., we are enclosing a free translation of the company's second quarter 2003 earnings release.

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Doris Pompeu Brasil
Thomson Financial Investor Relations
Consultant

Encl.

cc: *Glorinete Laurentino*
The Bank of New York

Globex Utilidades S.A.

2nd Quarter 2003 Results
(Controlling Company and Consolidated)

CONTACTS

Romolo Isaia
Globex Utilidades, S.A.
(+5521) 2472-8520
risaia@pontofrio.com.br

Doris Pompeu
Thomson Financial Investor Relations
(+5511) 3897-6408 / PABX (+5511) 3897-6857
doris.pompeu@thomsonir.com.br

Rio de Janeiro, August 14, 2003 – Globex Utilidades S.A. – (BOVESPA: GLOB4, GLOB3; OTC: GBXPY), Brazil's largest retailer of household appliances, today announced its second quarter 2003 results. All operating and financial information on the company is expressed in Reais (R$) and is in accordance with Brazilian corporate law accounting. **All comparisons contained herein are with respect to the second quarter of 2002, except where otherwise specified.**

Sales Performance and Gross Trading Margin

Sales totaled R$ 553.3 million, with an average ticket price of R$ 288.19. This was a 12.9% decline from 2Q02 sales revenues, a trend that began making itself felt towards the end of 1Q03 and that is a direct consequence of a general decline in disposable income, which impacts retail sales directly, especially sales of consumer electronics and appliances.

There was no significant change in the sales mix, with white goods continuing to lead with 35% of total sales. Financed sales were 69% of the total. Service revenues amounted to R$ 7.4 million.

The trading margin was 18.6% of net sales revenues, producing an R$ 81.0 million gross profit, which was not enough to offset the adverse impact from inflation for the same period.

E-Commerce (B2C and B2B)

B2C – 2Q03 sales through Ponto Frio's website and its telephone sales service totaled R$ 20.1 million, at present value, practically the same as 2Q02.

B2B – This covers all the sales made by Globex to small and medium-sized retailers. Sales for the quarter came to R$ 57.7 million, equivalent to 10.5% of overall sales.

Operating Expenses

Operating expenses totaled R$ 102.9 million at the controlling company level and R$ 119.4 million consolidated. A more conservative provisioning policy for tax and labor liabilities reduced 2Q03 results by R$ 8.0 million. In June 2003 we had 7,032 employees, including those managed by Banco Investcred Unibanco S.A.

Operations of the controlled company, Banco Investcred Unibanco S.A

Banco Investcred Unibanco S.A ended the quarter with net income of R$ 6.5 million and a 20.1% ROE. The average number of installments under Investcred's consumer financing program was 6.7, versus 6.2 in 2Q02.

Accounts receivable at quarter-end amounted to R$ 558.3 million. The bad debt provision, covering 100% of all contracts more than 60 days past due, totaled R$ 106.4 million, R$ 25.4 million above the minimum required by the Brazilian Central Bank Resolution No. 2682.

Average payment delinquency during the quarter, defined as more than 180 days past due, represented 8.9% of the total portfolio, compared with 7.0% in 2Q02, or 7.7% of all contracts classified in the A to G categories.

The longer financing tenors and increased margins offset the higher delinquency levels resulting from general drop in disposable incomes.

Capital Expenditures

Capital expenditures totaled R$ 13.9 million for the quarter. Continuity was given to the expansion plan in the State of São Paulo, with the inauguration of 5 new stores in locations where Globex was not present, and the closing of one store. A 3,000 m^2 Megastore was inaugurated in Barra da Tijuca, Rio de Janeiro.

Capital expenditures for the first half of 2003 came to R$ 19.2 million. At the end of June, the group had 354 sales points, with a total 262,000 m^2 of floor space.

Earnings and Outlook

We ended the quarter with a R$ 13.9 million loss, due to insufficient sales during a period of increasing inflation. It is also worth mentioning the introduction of the more conservative provisioning policy.

The economy was sorely affected in the first half by a reduction in disposable income, drop in consumers' purchasing power, unemployment, high interest rates and increased utility rates. Data from the Brazilian Consumer Electronics and Appliances Manufacturers' Association point to a 13.2% first half reduction in sales volume compared with the first half of 2002.

With a view to adapt to this new reality, the Company undertook several cost trimming measures and contract reviewing. Results from these measures are expected to show in the upcoming months.

On the other hand, the government's fiscal and tax policies have reversed the outlook for inflation for the rest of the year. The market now expects substantial interest rate cuts, which should bolster consumer confidence.

The presence of Globex's stores throughout the main states in the country, the strength of its brand name and its strong capital structure confer competitive advantages, making it readily positioned to satisfy consumer demand, which is expected to pick up during this fiscal year.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

Balance Sheet (1)

Brazilian GAAP - Corporate Law (R$ thousand)

Assets	UNCONSOLIDATED		CONSOLIDATED	
	Jun 30/2003	Jun 30/2002	Jun 30/2003	Jun 30/2002
Current Assets	**543.103**	**729.214**	**756.794**	**897.639**
Cash	8.366	8.659	8.581	8.837
Short Term Investments	246.433	434.600	228.717	370.144
Receivables				
Subsidiary Banco Investcred	5.002	29.304	2.501	14.652
Customer Receivables	33.234	12.540	312.387	292.127
Allowances for bad debts	(5.073)	(12.540)	(58.294)	(53.768)
Inventories (2)	190.076	184.706	190.076	184.706
Prepayment to suppliers				
Others	65.065	71.945	72.826	80.941
Non-current Assets	**383.619**	**217.363**	**388.332**	**217.639**
Short Term Investments	287.200	150.753	287.200	150.753
Escrow deposits	34.575	29.874	34.742	29.903
Income Taxes & Contribs	60.099	34.992	64.399	34.992
Tax incentives	1.743	1.742	1.991	1.989
Others	2	2		2
Permanent Assets	**244.557**	**224.924**	**179.979**	**169.000**
Investments				
Subsidiary Banco Investcred	65.455	56.565		
Others	471	387	894	811
Property and Equipment	178.631	165.268	179.085	165.485
Deferred Charges		2.704		2.704
Total Assets	**1.171.279**	**1.171.501**	**1.325.105**	**1.284.278**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and in 2003

(2) The purchase of goods are accounted by their present value of receiving date in the inventory

Balance Sheet [1]

Brazilian GAAP - Corporate Law (R$ thousand)

Liabilities	UNCONSOLIDATED		CONSOLIDATED	
	Jun 30/2003	Jun 30/2002	Jun 30/2003	Jun 30/2002
Current Liabilities	**199.079**	**235.603**	**348.305**	**347.438**
Accounts Payable				
Suppliers	110.871	154.370	110.871	154.370
Subsidiary Banco Investcred	6.735	15.650	3.367	7.825
Others	33.450	21.429	35.009	22.861
Financing	2.301	1.457	150.015	114.773
Taxes and Social Charges	26.500	25.667	29.774	30.432
Prov. for Employee Paid Holidays & 13th Month	19.222	17.030	19.269	17.177
Interest on equity				
Non-current Liabilities	**422.628**	**384.403**	**427.227**	**385.345**
Financing (3)	294.698	291.495	294.698	291.495
Deferred Income Tax	12.377	11.319	12.377	11.319
Provision for contigencies	115.088	80.578	119.687	81.520
Others	465	1.011	465	1.011
Stockholders' Equity	**549.573**	**551.495**	**549.573**	**551.495**
Capital Stock	287.471	287.471	287.471	287.471
Capital Reserves	28.726	28.726	28.726	28.726
Income Reserves	33.936	32.147	33.936	32.147
Retained Earnings	204.311	206.493	204.311	206.493
(-) Treasury shares	(1.529)	(3.342)	(3.342)	(3.342)
Mark-to-market of securities and derivatives	(3.342)		(1.529)	
Total Liabilities	**1.171.280**	**1.171.501**	**1.325.105**	**1.284.278**

(3) The Euronotes were reclassified to non-current liabilities owing to next due date will occur on December,2004

Profit and Loss Statement[4] - 2nd Quarter

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED		CONSOLIDATED	
	2Q 03	2Q 02	2Q 03	2Q 02
Sales Revenue	**553.314**	**634.946**	**553.314**	**634.946**
Sales Taxes	118.588	126.611	118.588	126.611
Net Sale	**434.726**	**508.335**	**434.726**	**508.335**
Cost of Sales	353.753	415.767	353.753	415.767
Gross Profit	**80.973**	**92.568**	**80.973**	**92.568**
Net Services Fees	**7.385**	**3.664**	**7.385**	**3.664**
Operational Expenses	**102.900**	**89.536**	**119.374**	**100.343**
Selling Expenses	72.789	67.974	81.828	70.472
Administrative Expenses	30.111	21.562	37.546	29.871
Revenue from Credit Ops	**3.722**	**1.675**	**44.005**	**35.424**
Loss from Credit Ops	**2.531**	**(249)**	**20.104**	**13.461**
Operational Profit	**(13.351)**	**8.620**	**(7.115)**	**17.852**
Financial Expenses, net	11.636	4.921	15.945	12.920
Equity - Banco Investcred	3.232	1.199		
Income (Loss) before Taxes	**(21.755)**	**4.898**	**(23.060)**	**4.932**
Provisions for Taxes	(7.830)	1.753	(9.135)	1.787
Net (Loss) Income	**(13.925)**	**3.145**	**(13.925)**	**3.145**

Highlights	UNCONSOLIDATED		CONSOLIDATED	
	2Q 03	2Q 02	2Q 03	2Q 02
Gross Margin	*18,60%*	*18.2%*	*18,60%*	*18.2%*
Operational Expenses	*23,7%*	*17.6%*	*27,5%*	*19.7%*
Ebitda Margin	*-1,7%*	*2,8%*	*-0,2%*	*4,6%*
Number of stores	*354*	*346*	*354*	*346*
Net Earnings per share R$	*(0,160)*	*0,035*	*(0,160)*	*0,035*
Number of shares (x 1,000)	*89.758*	*89.758*	*89.758*	*89.758*

(4) The consolidated Profit and Loss Statement includes 50% of revenues and expenses of Banco Investcred Unibanco S.A.

PONTOFRIO

Profit and Loss Statement[4] - 1st Half

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED		CONSOLIDATED	
	1H 03	1H 02	1H 03	1H 02
Sales Revenue	**1.127.428**	**1.213.986**	**1.127.428**	**1.213.986**
Sales Taxes	241.155	242.993	241.155	242.993
Net Sale	**886.273**	**970.993**	**886.273**	**970.993**
Cost of Sales	709.985	798.090	709.985	798.090
Gross Profit	**176.288**	**172.903**	**176.288**	**172.903**
Net Services Fees	**14.481**	**11.737**	**14.481**	**11.737**
Operational Expenses	**207.428**	**178.387**	**234.072**	**199.422**
Selling Expenses	148.888	135.192	163.009	145.185
Administrative Expenses	58.539	43.195	71.063	54.238
Revenue from Credit Ops	**10.454**	**6.841**	**93.573**	**77.169**
Loss from Credit Ops	**3.814**	**3.607**	**35.780**	**28.371**
Operational Profit	**(10.019)**	**9.487**	**14.490**	**34.016**
Financial Expenses, net	17.541	7.899	34.626	25.234
Equity - Banco Investcred	6.900	4.089		
Income (Loss) before Taxes	**(20.660)**	**5.677**	**(20.136)**	**8.782**
Provisions for Taxes	(8.760)	1.399	(8.236)	4.504
Net (Loss) Income	**(11.900)**	**4.278**	**(11.900)**	**4.278**

Highlights	UNCONSOLIDATED		CONSOLIDATED	
	1H 03	1H 02	1H 03	1H 02
Gross Margin	*19,90%*	*17.9%*	*19,90%*	*17.8%*
Operational Expenses	*23,4%*	*18.4%*	*26,4%*	*20.5%*
Ebitda Margin	*0,2%*	*2,2%*	*3,0%*	*4.7%*
Number of stores	354	346	354	346
Net Earnings per share R$	(0,130)	0,048	(0,130)	0,048
Number of shares (x 1,000)	89.758	89.758	89.758	89.758

(4) The consolidated Profit and Loss Statement includes 50% of revenues and expenses of Banco Investcred Unibanco S.A.